Mail Stop 4561

July 17, 2008

Mr. Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue
Suite 1900
Milwaukee, WI 53202-4125

      Re: **The Marcus Corporation**
           Form 10-K for Fiscal Year Ended May 31, 2007
           Filed August 14, 2007
           Definitive 14A
           Filed September 12, 2007
           File No. 001-12609

Dear Mr. Neis:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief